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Sarah K. Solum

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax sarah.solum@davispolk.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

March 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Barbara C. Jacobs

Mr. Edwin Kim

Ms. Kathleen Collins

Ms. Joyce Sweeney

Re:	Pivotal Software, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001574135) Submitted March 9, 2018

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (the “Company” or “Pivotal”), we are submitting this letter in response to comments from the Staff received by letter dated March 20, 2018 (the “Comment Letter”) relating to the above-referenced amendment no. 2 to the draft registration statement on Form S-1 of the Company, confidentially submitted on March 9, 2018 (the “Draft Registration Statement”). The Company is concurrently filing a registration statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Registration Statement that have been marked to show changes from the Draft Registration Statement. For ease of review, we have set forth below in italics each of the comments numbered 1 through 7, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

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Prospectus Summary

The Offering, page 10

1.              Please highlight in the voting rights section that the Class B stockholders have the right to vote, as a separate class, for 80% of the directors, and both Class A and Class B stockholders will vote together as a single class for the remaining directors.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 10 to address the Staff’s comment.

Risk Factors

Risks Related to our Business and Industry

“Our growth is largely dependent on PCF…”, page 17

2.              We note your response to prior comment 1. Please revise to clarify that all of your LAB services and the majority of your implementation services are PCF related services.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 17 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting our Performance

Labs Synergy, page 65

3.              Your revised disclosure in response to our January 11, 2018 comment 10 indicates that the differential in expansion rates, or Labs synergy, was greater than 1.5x at the end of fiscal 2018. Please revise to provide comparative prior period quantification to provide further context to this disclosure.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 66 and 95 to address the Staff’s comment.

Results of Operations

Comparison of Fiscal 2016, Fiscal 2017 and Fiscal 2018

Revenue, page 69

4.              You disclose that the decrease in services revenue primarily reflects the non-renewal of maintenance and support contracts associated with certain historical software products. Please tell us the amount of services revenues related to the legacy software products sold on a perpetual basis for each period presented. Also, tell us the approximate amount of contract value for maintenance and support contracts associated with legacy perpetual licenses as of the fiscal year end.

The Company respectfully advises the Staff that maintenance revenues related to legacy software products sold on a perpetual basis represented ***%, ***% and ***% of total revenue in fiscal 2016, fiscal 2017 and fiscal 2018, respectively. Revenue from maintenance and support contracts for legacy software products sold on a perpetual basis has decreased over time, and the Company expects maintenance revenues related to legacy software products sold on a perpetual basis to continue to decrease and therefore to become increasingly immaterial over time. At the end of fiscal 2018, the Company had $*** of deferred revenue attributable to undelivered maintenance contracts, representing ***% of total deferred revenue. The Company has revised the disclosure on page 69 to address the Staff’s comment.

5.              In your response to comment 13 in your January 24, 2018 letter, you indicated that the 43% growth in service revenue was primarily due to the increase in the company’s subscription customers, which in turn drove increased demand for strategic services. However, in fiscal 2018 your service revenue decreased 6% despite an increase in your subscription customers. In your current response to prior comment 3 you indicate that your strategy has evolved such that you continue to scale your PCF platform offering by relying on system integrators to deliver both strategic and implementation services. Please explain further what impact, if any, this strategy had on the decrease in service revenue. To the extent that you anticipate future declines in service revenues due to increased reliance on system integrators, please revise to include a discussion of such potential trend. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the modest reduction in total services revenue in fiscal 2018 was not related to the Company’s SI strategy, but was primarily due to declining amounts of maintenance support revenue associated with legacy perpetual licenses, as the Company has increasingly focused on the sale of subscriptions.

Part of the Company’s strategy to scale its business is to rely, in part, on SI partners to deliver co-development, application transformation and implementation services to its customers, particularly as the Company’s customers move from early deployment to broader adoption of PCF. With the recent launch of PCF v2.0, including the release of PKS, the Company expects to add additional subscription customers who will require both Labs and implementation services and does not anticipate future declines in services revenue, notwithstanding its expectation that it will continue to rely on SI partners to deliver services. To the extent that the Company’s expectations change based on new trends, the Company confirms its understanding that any such trend would need to be disclosed.

6.              Tell us whether you separately track revenues from Labs and implementation services. If so, please provide us with a breakdown of both of these revenue streams for each period presented and describe any material variances in the gross profit margins for each.

The Company respectfully advises the Staff that the Company’s Labs and implementation services revenue and margin are managed on an aggregated basis. The Company manages its services business holistically based on customer demand, and services teams are run under one customer success organization.***

Business

Customer Case Studies, page 100

7.              You indicate that T-Mobile developers have seen a 37% increase in their productivity. Please revise to clarify how you measure developers’ productivity and identify the periods being measured.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include revised disclosure addressing the Staff’s comment in a subsequent amendment to the Registration Statement.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Jahnavi Pendharkar at (650) 752-2036 or jahnavi.pendharkar@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:

Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP

Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.

Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Via EDGAR and courier.